02/19/02 16:24 FAX 3015906116 MEM REG-SYS SUPPORT 004

SO 3/6/03

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SEC FILE NUMBER
8-41511

SECURITIES A... ...ON
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN/01/2002 (MM/DD/YY) AND ENDING DEC/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BANK FUND EQUITIES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 SOUTH HWY 169 STE 1800
(No. and Street)

ST LOUIS PARK (City) MN (State) 55426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory W Heck (952) 544-4260
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT FRANCIS SAUSEN
(Name — *if individual, state last, first, middle name*)

1846 BEECHWOOD AVE (Address) ST PAUL (City) MN (State) 55116 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 05 2003

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory W Heck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bank Fund Equities Inc, as of 12/31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

JEFFREY LYNN PLETCHER
Notary Public Minnesota
My Commission Expires 1/31/2006

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANK FUND EQUITIES, INC.
FINANCIAL STATEMENTS
For the Years Ended December 31, 2002 and 2001

BANK FUND EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002 and 2001

Table of Contents

Robert F. Sausen
CERTIFIED PUBLIC ACCOUNTANT
1846 BEECHWOOD AVE.
ST. PAUL, MINNESOTA 55116
(651) 699-4707

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

I have audited the accompanying balance sheets of Bank Fund Equities, Inc. (an S corporation) as of December 31, 2002 and 2001, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank Fund Equities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert F Sausen CPA

February 14, 2003

BANK FUND EQUITIES, INC.
BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 52,127	$ 60,074
TOTAL CURRENT ASSETS	52,127	60,074
OTHER ASSETS		
Investments	12,400	12,400
TOTAL OTHER ASSETS	12,400	12,400
TOTAL ASSETS	64,527	72,474
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
	-	-
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value, 25,000 shares authorized, 500 shares issued and outstanding	5	5
Additional paid-in capital	48,495	48,495
Retained earnings	16,027	23,974
TOTAL STOCKHOLDERS' EQUITY	64,527	72,474
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 64,527	$ 72,474

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 38,184	$ 33,699
Interest	1,649	2,889
TOTAL REVENUES	39,833	36,588
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	3,980	4,740
Miscellaneous	-	-
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	3,980	4,740
NET INCOME	$ 35,853	$ 31,848

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1,2001	$ 5	$ 48,495	$ 38,126	$ 86,626
Distributions paid to shareholders	-	-	(46,000)	(46,000)
Net income	-	-	31,848	31,848
Balance, December 31, 2001	5	48,495	23,974	72,474
Distributions paid to shareholders	-	-	(43,800)	(43,800)
Net income	-	-	35,853	35,853
Balance, December 31, 2002	$ 5	$ 48,495	$ 16,027	$ 64,527

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	35,853	$	31,848
Adjustments to reconcile net income to net cash provided by operations:				
Change in:				
Accounts receivable				
Accounts payable		-		-
NET CASH PROVIDED BY OPERATING ACTIVITIES		35,853		31,848
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of stock				
CASH FLOWS FROM FINANCING ACTIVITIES				
Distributions paid to shareholders		(43,800)		(46,000)
NET INCREASE (DECREASE) IN CASH		(7,947)		(14,152)
CASH, BEGINNING OF YEAR		60,074		74,225
CASH, END OF YEAR	$	52,127	$	60,073
SUPPLEMENTAL CASH FLOWS DISCLOSURES				
Income taxes paid	$	-	$	-
Interest paid	$	-	$	-

BANK FUND EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002 and 2001

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Nature of Business: Bank Fund Equities, Inc. (the Company) is registered as a Minneapolis broker dealer under the Securities Exchange Act of 1934. The Company markets and sells variable annuities to financial institutions throughout the Minnesota via independent brokers.

Commission recognition: The Company recognizes commission income on transactions generated by their independent brokers as of the trade date. Commissions earned and not yet collected are recorded on an accrual basis. The independent brokers' share of commissions is paid directly by the Company's contracted clearinghouse. Accordingly, no commission expense is reflected in the accompanying financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: The Company includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Revenue Recognition: Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

Income taxes: The Company has elected, under Section 1372 of the Internal Revenue Code and similar provisions of the State of Minnesota tax laws, to be taxed as a small business corporation (i.e., an "S-corp"). Income and losses of the Company are passed directly to the shareholders. Therefore, no provision for income taxes has been reflected in the accompanying financial statements.

BANK FUND EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002 and 2001

NOTE 3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer insecurities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equial to the greater of $5,000 or 6 2/3 of aggregate indebtedness. At December 31, 2002, the Company had net capital, as computed under the rule, of $ 47,127 and its ratio of aggregate indebtedness to net capital was 0 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company conducts its operations through office facilities provided by a related party. This affiliate provides financial accounting and occupancy to Bank Fund Equities, Inc. at no charge.

Robert F. Sausen
CERTIFIED PUBLIC ACCOUNTANT
1846 BEECHWOOD AVE.
ST. PAUL, MINNESOTA 55116
(651) 699-4707

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTAL INFORMATION**

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

My report on my audit of the basic financial statements of Bank Fund Equities, Inc. for December 31, 2002 and 2001, appears on page 1. Those audits were made for the purpose of forming an opinion of the basic financial statements taken as a whole. The following statements of financial condition is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applies in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert F. Sausen CPA

February 14, 2003

BANK FUND EQUITIES, INC.

STATEMENTS OF FINANCIAL CONDITION PURSUANT TO PARAGRAPH (a) OF RULE 15b1-2

December 31, 2002 and 2001

	2002	2001
Total assets	$ 64,527	$ 74,474
Total Liabilities	-	-
Net worth	64,527	74,474
Subordinated indebtness	-	-
Adjusted net worth	64,527	74,474
Less non-liquid assets	12,400	12,400
Less reserves in inventory	-	-
Net capital	52,127	62,074
Required capital	5,000	5,000
Excess capital	$ 47,127	$ 57,074

No material differences existed between audited computation of net capital and the broker-dealers corresponding unaudited Part IIA of the focus report

Bank Fund Equities, Inc. is operating pusuant to exemptive provisions as contained in subparagraph (k) of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.